Exhibit (a)(19)

TEXT OF E-MAIL TO ASPEN EMPLOYEES

ASPEN MAILS MATERIALS TO SHAREHOLDERS TO REJECT ENDURANCE PROPOSALS

As you may be aware, Endurance is pursuing two shareholder proposals as part of its attempt to acquire Aspen. The first relates to the calling of a special general meeting to increase the size of Aspen’s Board and the second is asking shareholders to support Endurance’s pursuit of a court-sanctioned scheme of arrangement.

As we said in our press release of June 17, both proposals are part and parcel of Endurance’s desperate attempts to try and force through an inadequate offer for Aspen.

Endurance has recently written to shareholders seeking support for these two proposals and for those of you who are Aspen shareholders, you will have received a letter from Endurance together with a white authorization card in the last couple of days.

Attached is a press release we have issued today which includes the text of a letter that is being sent to all Aspen shareholders recommending that they reject the two shareholder proposals being pursued by Endurance. Again, for those of you who are Aspen shareholders, you will receive this letter in the coming days together with a blue revocation card. As outlined in the letter, shareholders who want to reject Endurance’s proposals should sign, date and return this blue revocation card and can ignore the white authorization card from Endurance.

Information about our response to Endurance’s offer can be found on our website (there is a new link at the bottom of the home page) and as always, if you have further questions in relation to this matter, please direct these to Mike Cain or Patricia Roufca in the first instance.

THIS EMAIL IS FOR INTERNAL USE ONLY AND NOT FOR DISTRIBUTION IN ANY FORM OUTSIDE OF ASPEN